Exhibit 99.1

The Very Good Food Company Announces Management Changes and Formation of an Executive Committee

VANCOUVER, BC, April 4, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, today announced that Mitchell Scott's employment as Chief Executive Officer has been terminated effective immediately. The Company also announced that James Davison has resigned as Chief Research & Development Officer and as a member of the board of directors as of April 1, 2022.

In lieu of immediately filling the role of Chief Executive Officer, VERY GOOD has temporarily created an Executive Committee consisting of senior executives from within the Company. The Executive Committee structure will be used by the organization to review and approve key organizational, financial, operational and strategic decisions for the Company, by drawing upon the collective knowledge, experience, business acumen and skills of the senior management team.

A search for a new Chief Executive Officer is being initiated by the Nomination Committee with the help of a leading Vancouver based recruiting agency.

"VERY GOOD is at an important juncture, and we are taking decisive steps. Our focus is to continue to build on our brand and reputation and grow our market share in the plant-based meat segment while optimizing our operations towards a path to profitable growth", stated Ana Silva, President of VERY GOOD, who is also a member of the Executive committee.

Ms. Silva continued: "As announced on March 16, 2022,  VERY GOOD is implementing cost improvement measures as it transitions from a focus on top line growth, to a focus on achieving sustainable, profitable growth. These measures include:

Improve the economics of the e-commerce business. The digital marketing costs to acquire new customers through our e-commerce business have increased over the last year such that it impedes the profitability of this channel.  The Company is shifting the focus from digital marketing campaigns that are aimed at acquiring new customers to our existing subscribers and those customers that are driven to our website because of our existing brand awareness and equity.

Right-size the organization through a workforce reduction. A workforce reduction will occur across multiple business operations which will result in a sizable reduction in total annual salaries. The Company is also evaluating different options for consolidating its production facilities to improve efficiencies.

"As we go forward, we will continue to execute against a strong set of strategies that will help us to further drive our top line growth by expanding our distribution points and improving our customer and consumer marketing model. And while we expect some volatility in the next couple of quarters as we set up cost improvement initiatives and work to streamline our operations, our long-term growth thesis remains intact as we continue to lead and innovate within the plant-based food industry", said Ana Silva, President.

The Q4 and Fiscal Year End 2021 Conference Call has been scheduled for Wednesday, April 6, 2022 to discuss the business outlook. This conference call includes a live Q&A session hosted by the members of the Executive Committee.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Ana Silva
President and Interim CFO

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the Company's implementation of cost improvement measures and the components thereof as they relate to the Company's e-commerce business, workforce reductions and the consolidation of production facilities; management's ability to execute on the cost improvement measures and achieve the benefits to be derived therefrom; management's ability to optimize operations towards a path to profitable growth, drive top line growth, build brand awareness, increase market share, lead and innovate in the plant-based industry; the formation and intended function of the Company's executive committee and the search for a new Chief Executive Officer. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to successfully implement the cost improvement measures and achieve their intended benefits, the availability of sufficient financing on reasonable terms or at all to fund VERY GOOD's capital and operating requirements, the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets and manage its international expansion, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy,  taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on April 1, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: please contact: Janet Meiklejohn, Vice President Finance and Investor Relations, Phone: +1 855-472-9841, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 05:00e 04-APR-22